EXHIBIT 99.50
                                                                  -------------

                     [GRAPHIC OMITTED]
                     [LOGO - COMPUTERSHARE]

                          Computershare Trust Company of Canada
                                    530 - 8th Ave SW, Suite 600
                                               Calgary, Alberta
                                                        T2P 3S8  CANADA
                                      Telephone: (403) 267-6800  Australia
                                       Facsimile (403) 267-6529  Channel Islands
                                          www.computershare.com  Hong Kong
                                                                 Germany
                                                                 Ireland
                                                                 New Zealand
                                                                 Phillipines
February 11, 2005                                                South Africa
                                                                 United States

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Saskatchewan Financial Services Commission
The Toronto Stock Exchange

Dear Sirs:

SUBJECT: ADVANTAGE ENERGY INCOME FUND
-------------------------------------

We advise the following with respect to the upcoming Meeting of Trust Unitholders for the subject Income Fund:

1.       Meeting Type                                :  Annual General & Special Meeting
2.       Security Description of Voting Issue        :  Trust Units
3.       CUSIP Number                                :  007 62L 101
4.       ISIN Number                                 :  CA 00762L1013
5.       Record Date                                 :  March 8, 2005
6.       Meeting Date                                :  April 27, 2005
7.       Meeting Location                            :  Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA



(Signed) "Jodie Hansen"

Jodie Hansen
Assistant Corporate Trust Officer
Direct Dial No. (403) 267-6889